Exhibit 99.1

Condensed Consolidated Balance Sheets (Unaudited)

(In CHF thousands)

		As of
		September 30,	December 31,
	Note	2023	2022
Assets
Non-current assets
Property, plant and equipment	5	3,627	4,259
Right-of-use assets	6	2,403	2,808
Intangible asset	9	50,416	50,416
Long-term financial assets	6	361	361
Total non-current assets		56,807	57,844

Current assets
Prepaid expenses	10	5,534	4,708
Accrued income	3	312	408
Other current receivables		406	392
Short-term financial assets	11	48,000	91,000
Cash and cash equivalents	11	31,927	31,586
Total current assets		86,179	128,094
Total assets		142,986	185,938

Shareholders' equity and liabilities

Shareholders’ equity
Share capital		1,802	1,797
Share premium		434,451	431,323
Treasury shares	12	(106)	(124)
Currency translation differences		5	10
Accumulated losses		(310,488)	(264,015)
Total shareholders’ equity		125,664	168,991

Non-current liabilities
Long-term lease liabilities	6	1,838	2,253
Net employee defined benefit liabilities	7	3,774	3,213
Total non-current liabilities		5,612	5,466

Current liabilities
Trade and other payables		1,479	929
Accrued expenses	8	9,338	9,417
Deferred income	3	338	587
Short-term lease liabilities	6	555	548
Total current liabilities		11,710	11,481
Total liabilities		17,322	16,947
Total shareholders’ equity and liabilities		142,986	185,938

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements (Unaudited).

Condensed Consolidated Statements of Income/(Loss) (Unaudited)

(In CHF thousands except for per share data)

		For the Three Months		For the Nine Months
		Ended September 30,		Ended September 30,
	Note	2023	2022	2023	2022
Revenue
Contract revenue	3	—	3,934	—	3,934
Total revenue		—	3,934	—	3,934

Operating expenses
Research & development expenses		(12,407)	(14,385)	(39,962)	(45,200)
General & administrative expenses		(3,465)	(3,274)	(11,252)	(11,828)
Other operating income/(expense), net	3	406	262	1,131	944
Total operating expenses		(15,466)	(17,397)	(50,083)	(56,084)
Operating loss		(15,466)	(13,463)	(50,083)	(52,150)

Financial income		285	11	753	11
Financial expense		(26)	(77)	(150)	(356)
Exchange differences		67	17	—	502
Finance result, net		326	(49)	603	157

Loss before tax		(15,140)	(13,512)	(49,480)	(51,993)
Income tax expense		(3)	(4)	(9)	(11)
Loss for the period		(15,143)	(13,516)	(49,489)	(52,004)

Loss per share:	4
Basic and diluted loss per share for the period attributable to equity holders		(0.18)	(0.16)	(0.59)	(0.62)

Condensed Consolidated Statements of Comprehensive Income/(Loss) (Unaudited)

(In CHF thousands)

		For the Three Months		For the Nine Months
		Ended September 30,		Ended September 30,
	Note	2023	2022	2023	2022
Loss for the period		(15,143)	(13,516)	(49,489)	(52,004)
Items that will be reclassified to income or loss in subsequent periods (net of tax):
Currency translation differences		11	23	(5)	72
Items that will not to be reclassified to income or loss in subsequent periods (net of tax):
Remeasurement gains on defined-benefit plans		—	178	—	7,559
Total comprehensive loss (net of tax)		(15,132)	(13,315)	(49,494)	(44,373)

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements (Unaudited).

Condensed Consolidated Statements of Changes in Equity (Unaudited)

(In CHF thousands)

						Currency
		Share	Share	Treasury	Accumulated	translation
	Note	capital	premium	shares	losses	differences	Total
Balance as of January 1, 2022		1,794	431,251	(124)	(200,942)	—	231,979
Net loss for the period		—	—	—	(52,004)	—	(52,004)
Other comprehensive income		—	—	—	7,559	72	7,631
Total comprehensive income/(loss)		—	—	—	(44,445)	72	(44,373)
		—	—
Share-based payments		—	—	—	2,441	—	2,441
Issuance of shares, net of transaction costs:
restricted share awards		—	48	—	(48)	—	—
exercise of options		3	4	—	—	—	7
Balance as of September 30, 2022		1,797	431,303	(124)	(242,994)	72	190,054

						Currency
		Share	Share	Treasury	Accumulated	translation
	Note	capital	premium	shares	losses	differences	Total
Balance as of January 1, 2023		1,797	431,323	(124)	(264,015)	10	168,991
Net loss for the period		—	—	—	(49,489)	—	(49,489)
Other comprehensive loss		—	—	—	—	(5)	(5)
Total comprehensive loss		—	—	—	(49,489)	(5)	(49,494)

Share-based payments		—	—	—	3,568	—	3,568
Proceeds from sale of treasury shares in public offerings, net of underwriting fees and transaction costs	12	—	2,522	18	—	—	2,540
Issuance of shares, net of transaction costs:
restricted share awards		4	548	—	(552)	—	—
exercise of options		1	58	—	—	—	59
Balance as of September 30, 2023		1,802	434,451	(106)	(310,488)	5	125,664

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements (Unaudited).

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In CHF thousands)

		For the Nine Months
		Ended September 30,
	Note	2023	2022
Operating activities
Loss for the period		(49,489)	(52,004)
Adjustments to reconcile net loss for the period to net cash flows:
Depreciation of property, plant and equipment	5	1,255	1,331
Depreciation of right-of-use assets	6	405	423
Finance (income), net		(369)	(743)
Share-based compensation expense		3,568	2,441
Change in net employee defined benefit liability	7	561	461
Interest expense		151	349
Changes in working capital:
(Increase) in prepaid expenses	10	(841)	(165)
Decrease in accrued income	3	96	940
(Increase) in other current receivables		(14)	(3,802)
(Decrease) in accrued expenses	8	(98)	(4,440)
(Decrease) in deferred income	3	(249)	(207)
Increase / (decrease) in trade and other payables		567	(372)
Cash used in operating activities		(44,457)	(55,788)
Interest received		391	11
Interest paid		(142)	(376)
Finance expenses paid		(9)	(8)
Net cash flows used in operating activities		(44,217)	(56,161)

Investing activities
Short-term financial assets, net	11	43,000	20,000
Purchases of property, plant and equipment	5	(635)	(1,198)
Rental deposits	6	—	2
Net cash flows provided by investing activities		42,365	18,804

Financing activities
Principal payments of lease obligations	6	(409)	(426)
Proceeds from sale of treasury shares in public offerings, net of underwriting fees and transaction costs	12	2,571	—
Transaction costs associated with issuance of shares in relation to asset acquisition previously recorded in Accrued expenses		—	(776)
Proceeds from issuance of common shares, net of transaction costs		60	7
Net cash flows provided by/(used in) financing activities		2,222	(1,195)

Net increase/(decrease) in cash and cash equivalents		370	(38,552)

Cash and cash equivalents at January 1		31,586	82,216
Exchange (loss)/gain on cash and cash equivalents		(29)	839
Cash and cash equivalents at September 30		31,927	44,503
Net increase/(decrease) in cash and cash equivalents		370	(38,552)

Supplemental non-cash activity
Capital expenditures in Trade and other payables or Accrued expenses	5	—	7
Transaction costs associated with the sale of treasury shares in public offering recorded in Accrued expenses	12	31	—

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements (Unaudited).

Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)
(in CHF thousands, except share and per share amounts)

1.	Corporate information

AC Immune SA was founded in 2003. The Company controls a fully-owned subsidiary, AC Immune USA, Inc. (“AC Immune USA” or “Subsidiary” and, together with AC Immune SA, “AC Immune,” “ACIU,” “Company,” “we,” “our,” “ours,” “us”), which was organized under the laws of Delaware, USA in June 2021. The Company and its Subsidiary form the Group.

AC Immune SA is a clinical-stage biopharmaceutical company leveraging our two proprietary technology platforms to discover, design and develop novel proprietary medicines and diagnostics for prevention and treatment of neurodegenerative diseases (NDD) associated with protein misfolding. Misfolded proteins are generally recognized as the leading cause of NDD, such as Alzheimer’s disease (AD) and Parkinson’s disease (PD), with common mechanisms and drug targets, such as amyloid beta (Abeta), Tau, alpha-synuclein (a-syn) and TDP-43. Our corporate strategy is founded upon a three-pillar approach that targets (i) AD, (ii) focused non-AD NDD including Parkinson’s disease, ALS and NeuroOrphan indications and (iii) diagnostics. We use our two unique proprietary platform technologies, SupraAntigen (conformation-specific biologics) and Morphomer (conformation-specific small molecules), to discover, design and develop novel medicines and diagnostics to target misfolded proteins.

The Interim Condensed Consolidated Financial Statements of AC Immune SA as of and for the three and nine months ended September 30, 2023 were authorized for issuance by the Company’s Audit and Finance Committee on November 2, 2023.

2.	Basis of preparation and changes to the Company’s accounting policies

Statement of compliance

These Interim Condensed Consolidated Financial Statements as of September 30, 2023 and for the three and nine months ended September 30, 2023 and 2022, have been prepared in accordance with International Accounting Standard 34 (IAS 34), Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), and such financial information should be read in conjunction with the audited consolidated financial statements in AC Immune’s Annual Report on Form 20-F for the year ended December 31, 2022.

Basis of measurement

These Interim Condensed Consolidated Financial Statements have been prepared under the historical cost convention.

Functional and reporting currency

These Interim Condensed Consolidated Financial Statements and accompanying notes are presented in Swiss Francs (CHF), which is AC Immune SA’s functional currency and the Group’s reporting currency. The Company’s subsidiary has a functional currency of the US Dollar (USD). The following exchange rates have been used for the translation of the financial statements of AC Immune USA:

	For the
	Three Months Ended September 30,		Nine Months Ended September 30,		Year Ended December 31,
	2023	2022	2023	2022	2022
CHF/USD
Closing rate, USD 1	0.924	0.985	0.924	0.985	0.933
Weighted average exchange rate, USD 1	0.892	0.976	0.911	0.962	0.965

Critical judgments and accounting estimates

The preparation of the Company’s Interim Condensed Consolidated Financial Statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the amounts reported in the Interim Condensed Consolidated Financial Statements and accompanying notes, and the related application of accounting policies as it relates to the reported amounts of assets, liabilities, income and expenses.

The areas where AC Immune has had to make judgments, estimates and assumptions relate to (i) clinical development accruals, (ii) net employee defined benefit liability, (iii) share-based compensation, (iv) right-of-use assets, short-term lease liabilities and long-term lease liabilities and (v) our IPR&D asset. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Fair value of financial assets and liabilities

The Company’s financial assets and liabilities are composed of receivables, short-term and long-term financial assets, cash and cash equivalents, trade and other payables, accrued expenses, short-term lease liabilities and long-term lease liabilities. The fair value of these financial instruments approximates their respective carrying values due to the short-term maturity of these instruments, and are held at their amortized cost in accordance with IFRS 9, unless otherwise explicitly noted.

Accounting policies, new standards, interpretations and amendments adopted by the Company

The accounting policies adopted in the preparation of the Interim Condensed Consolidated Financial Statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2022.

There are no new IFRS standards, amendments or interpretations that are mandatory as of January 1, 2023 that are relevant to the Company. Additionally, the Company has not adopted any standard, interpretation or amendment that has been issued but is not yet effective. Such standards are not currently expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

Going concern

The Company believes that it will be able to meet all of its obligations as they fall due for at least 12 months from the filing date of this Form 6-K, after considering the Company’s cash position of CHF 31.9 million and short-term financial assets of CHF 48.0 million as of September 30, 2023. Hence, these unaudited Interim Condensed Consolidated Financial Statements have been prepared on a going-concern basis.

To date, the Company has financed its cash requirements primarily from its public offerings, share issuances, contract revenues from its Licensing and Collaboration Agreements (LCAs) and grants. The Company is a clinical stage company and is exposed to all the risks inherent to establishing a business. Inherent to the Company’s business are various risks and uncertainties, including the substantial uncertainty as to whether current projects will succeed and our ability to raise additional capital as needed. These risks may require us to take certain measures such as delaying, reducing or eliminating certain programs. The Company’s success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection, (ii) enter into collaborations with partners in the pharmaceutical and biopharmaceutical industries, (iii) successfully move its product candidates through clinical development, (iv) attract and retain key personnel and (v) acquire capital to support its operations.

3.Contract revenues and other operating income

For the three and nine months ended September 30, 2023, AC Immune generated no contract revenues in comparison to CHF 3.9 million in contract revenues in the prior comparable period.

	For the Three Months
	Ended September 30,
in CHF thousands	2023	2022
Life Molecular Imaging	—	3,934
Total contract revenue	—	3,934

	For the Nine Months
	Ended September 30,
in CHF thousands	2023	2022
Life Molecular Imaging	—	3,934
Total contract revenue	—	3,934

3.1Licensing and collaboration agreements

For a discussion of our licensing and collaboration agreements for the fiscal year ended December 31, 2022, please refer to Note 13.1 “Licensing and Collaboration agreements” of our Annual Report on Form 20-F for the year ended December 31, 2022 filed on March 16, 2023.

During the three and nine months ended September 30, 2023 and 2022, the Company recognized the following contract revenues as a result of performance obligations satisfied in previous periods:

	For the Three Months
	Ended September 30,
in CHF thousands	2023	2022
Revenue recognized in the period from:
Amounts included in the contract liability at the beginning of the period	—	—
Performance obligations satisfied in previous periods	—	3,934

	For the Nine Months
	Ended September 30,
in CHF thousands	2023	2022
Revenue recognized in the period from:
Amounts included in the contract liability at the beginning of the period	—	—
Performance obligations satisfied in previous periods	—	3,934

As it relates to revenue recognition, there have been no significant events or transactions associated with our license and collaboration agreements that have occurred for the three and nine months ended September 30, 2023. In September 2022, the Company earned a milestone linked to the progression of the Tau PET Tracer PI-2620 partnered with Life Molecular Imaging (LMI) into late-stage development in Alzheimer’s disease. The Company recorded EUR 4 (CHF 3.9) million in contract revenue for the three and nine months ended September 30, 2022 as a result of achieving this milestone.

3.2Grant income

Grants from the Michael J. Fox Foundation

For a discussion of our Grants from the Michael J. Fox Foundation (MJFF) for the fiscal year ended December 31, 2022, please refer to Note 13.2 “Grant Income” of our Annual Report on Form 20-F for the year ended December 31, 2022 filed on March 16, 2023.

In August 2022, the Company received follow-on grant funding as part of its joint arrangement with Skåne University Hospital (Skåne) in Sweden totaling USD 0.5 (CHF 0.5) million for the continued development of its alpha-synuclein PET imaging diagnostic agent. As part of this grant, AC Immune received USD 0.4 (CHF 0.4) million directly from the MJFF. Skåne will receive USD 0.1 (CHF 0.1) million of the total grant directly from the MJFF duration of the grant period.

In February 2023, the Company was awarded a new grant from the MJFF totaling USD 0.5 (CHF 0.5) million to support the development of its TDP-43 PET tracer program.

For the three months ended September 30, 2023 and 2022, the Company has recognized CHF 0.3 million and CHF 0.2 million in grant income under other operating income/(expense), net, respectively. For the nine months ended September 30, 2023 and 2022, the Company has recognized CHF 1.0 million and CHF 0.8 million in grant income, respectively. As of September 30, 2023, the Company has recorded CHF 0.3 million in deferred income.

4.Loss per share

	For the Three Months
	Ended September 30,
In CHF thousands except for share and per share data	2023	2022
Loss per share (EPS)
Numerator
Net loss attributable to equity holders of the Company	(15,143)	(13,516)
Denominator
Weighted-average number of shares outstanding used to compute EPS basic and diluted attributable to equity holders	84,715,515	83,590,948
Basic and diluted loss per share for the period attributable to equity holders	(0.18)	(0.16)

	For the Nine Months
	Ended September 30,
In CHF thousands except for share and per share data	2023	2022
Loss per share (EPS)
Numerator
Net loss attributable to equity holders of the Company	(49,489)	(52,004)
Denominator
Weighted-average number of shares outstanding used to compute EPS basic and diluted attributable to equity holders	84,012,166	83,537,655
Basic and diluted loss per share for the period attributable to equity holders	(0.59)	(0.62)

The weighted-average number of potentially dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive were as follows:

	For the Three Months
	Ended September 30,
	2023	2022
Share options issued and outstanding	1,350,738	97,875
Restricted share awards subject to future vesting	1,166,173	240,923

	For the Nine Months
	Ended September 30,
	2023	2022
Share options issued and outstanding	97,875	148,617
Restricted share awards subject to future vesting	1,205,291	85,829

5.Property, plant and equipment

The following table shows the movement in the net book values of property, plant and equipment for the nine months ended September 30, 2023:

	As of September 30, 2023
		IT	Lab	Leasehold	Assets under
In CHF thousands	Furniture	equipment	equipment	improvements	construction	Total
Acquisition cost:
Balance at December 31, 2022	285	1,909	9,765	1,640	3	13,602
Additions	6	232	392	—	5	635
Disposals	—	(19)	—	(12)	—	(31)
Transfers	—	—	—	3	(3)	—
Balance at September 30, 2023	291	2,122	10,157	1,631	5	14,206

Accumulated depreciation:
Balance at December 31, 2022	(159)	(1,599)	(7,017)	(568)	—	(9,343)
Depreciation expense	(41)	(205)	(812)	(197)	—	(1,255)
Disposals	—	19	—	—	—	19
Balance at September 30, 2023	(200)	(1,785)	(7,829)	(765)	—	(10,579)

Carrying amount:
December 31, 2022	126	310	2,748	1,072	3	4,259
September 30, 2023	91	337	2,328	866	5	3,627

AC Immune continues to enhance its laboratory equipment to support its R&D functions and continues to invest in its IT infrastructure. This effort has continued since the year ended December 31, 2022, with CHF 0.6 million invested in lab equipment, including the expansion of our leased lab space, and IT equipment, representing an increase of 5.3% from the beginning of the year in these categories.

6.Right-of-use assets, long-term financial assets and lease liabilities

AC Immune recognized no additions for its right-of-use leased assets for the nine months ended September 30, 2023.

Regarding lease liabilities, the amortization depends on the rate implicit in the contract or the incremental borrowing rate for the respective lease component. The weighted averages of the incremental borrowing rates are 3.5% for buildings, 5.3% for office equipment and 2.6% for IT equipment, respectively.

The following table shows the movements in the net book values of right-of-use of leased assets for the nine months ended September 30, 2023:

		Office	IT
In CHF thousands	Buildings	equipment	equipment	Total
Balance as of December 31, 2022	2,708	74	26	2,808
Depreciation	(376)	(18)	(11)	(405)
Balance as of September 30, 2023	2,332	56	15	2,403

There are no variable lease payments that are not included in the measurement of lease obligations. All extension options have been included in the measurement of lease obligations.

For the three and nine months ended September 30, 2023, and 2022, the impact on the Company’s condensed consolidated statements of income/(loss) and the condensed consolidated statements of cash flows is as follows:

	For the Three Months
	Ended September 30,
In CHF thousands	2023	2022
Statements of income/(loss)
Depreciation of right-of-use assets	136	142
Interest expense on lease liabilities	22	17
Expense for short-term leases and leases of low value	109	212
Total	267	371

Statements of cash flows
Total cash outflow for leases	268	371

	For the Nine Months
	Ended September 30,
In CHF thousands	2023	2022
Statements of income/(loss)
Depreciation of right-of-use assets	405	423
Interest expense on lease liabilities	69	53
Expense for short-term leases and leases of low value	596	559
Total	1,070	1,035

Statements of cash flows
Total cash outflow for leases	1,075	1,037

The following table presents the contractual undiscounted cash flows for lease obligations as of September 30, 2023:

As of
In CHF thousands	September 30, 2023
Less than one year	630
1-3 years	1,207
3-5 years	739
Total	2,576

The Company also has deposits in escrow accounts totaling CHF 0.4 million for leases of the Company’s premises as of both September 30, 2023 and December 31, 2022, respectively. These deposits are presented in Long-term financial assets on the Company’s condensed consolidated balance sheets.

7.Net employee defined benefit liabilities

For the nine months ended September 30, 2023, the Company recorded CHF 0.6 million in service cost in the condensed consolidated statements of income/(loss), which includes current service costs and service costs related to the impact of a plan amendment effected in 2023.

8.Accrued expenses

Accrued expenses consist of accrued R&D costs, accrued payroll expenses and other accrued expenses totaling CHF 9.3 million and CHF 9.4 million as of September 30, 2023 and December 31, 2022, respectively.

9.Intangible assets

AC Immune’s acquired IPR&D asset is a clinically-validated active vaccine candidate for the treatment of Parkinson’s disease. The asset is not yet ready for use until the asset obtains market approval and is therefore not currently being amortized. The carrying amount and net book value are detailed below:

	As of September 30, 2023			As of December 31, 2022
	Gross			Gross
	Carrying	Accumulated	Net Book	Carrying	Accumulated	Net Book
In CHF thousands	Amount	Amortization	Value	Amount	Amortization	Value
Acquired IPR&D asset	50,416	—	50,416	50,416	—	50,416
Total intangible assets	50,416	—	50,416	50,416	—	50,416

In accordance with IAS 36 Impairment of Assets, the IPR&D asset is reviewed at least annually for impairment by assessing the fair value less costs to sell (recoverable amount) and comparing this to the carrying value of the asset. The valuation is considered to be Level 3 in the fair value hierarchy in accordance with IFRS 13 Fair Value Measurement due to unobservable inputs used in the valuation. The Company has determined the IPR&D asset not to be impaired as of December 31, 2022. As of September 30, 2023, the Company did not identify any triggering events that could result in an impairment of the IPR&D asset.

10.Prepaid expenses

Prepaid expenses include prepaid R&D and administrative costs totaling CHF 5.5 million and CHF 4.7 million as of September 30, 2023 and December 31, 2022, respectively.

11.Cash and cash equivalents and short-term financial assets

The following table summarizes AC Immune’s cash and cash equivalents and short-term financial assets as of September 30, 2023 and December 31, 2022:

	As of
In CHF thousands	September 30, 2023	December 31, 2022
Cash and cash equivalents	31,927	31,586
Total cash and cash equivalents	31,927	31,586

	As of
In CHF thousands	September 30, 2023	December 31, 2022
Short-term financial assets due in one year or less	48,000	91,000
Total short-term financial assets	48,000	91,000

For the nine months ended September 30, 2023, the net proceeds associated with the maturity of investments in short-term financial assets amounted to CHF 43.0 million, compared to CHF 20.0 million in the prior comparable period.

12.Treasury shares

For a discussion of our at the market offering program with Jefferies LLC for the fiscal year ended December 31, 2022, please refer to Note 11 “Share capital” of our Annual Report on Form 20-F for the year ended December 31, 2022 filed on March 16, 2023.

In Q2 2023, the Company sold 712,993 common shares previously held as treasury shares pursuant to the Sales Agreement, raising USD 2.3 (CHF 2.1) million, net of underwriting fees.

In Q3 2023, the Company sold 205,015 common shares previously held as treasury shares pursuant to the Sales Agreement, raising USD 0.6 (CHF 0.6) million, net of underwriting fees.

As of September 30, 2023 and December 31, 2022, the Company had 5,296,013 and 6,214,021 treasury shares remaining, respectively.

13.Subsequent events

Management has evaluated subsequent events after the balance sheet date, through the issuance of these Interim Condensed Consolidated Financial Statements, for appropriate accounting and disclosures. The Company has determined that there were no other such events that warrant disclosure or recognition in these Interim Condensed Consolidated Financial Statements.